# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clene Inc., CIK 0001822791
CUSIP: 185634102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6550 South Millrock Drive, Suite G50, Salt Lake City, Utah (UT), 84121
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,886,469; shared voting power 0; sole dispositive power 1,886,469; shared dispositive power 0; aggregate amount beneficially owned 1,886,469 (9.99% of the class)
  Comment: The number represents (i) 252,294 shares of common stock, par value $0.0001 per share (the "Common Stock") of Clene, Inc. (the "Issuer"), (ii) 302,752 shares of Common Stock issuable upon exercise of certain Series A Warrant issued in connection with a private offering of the Issuer in January 2026 (the "Series A Warrants"); (iii) 706,423 shares of Common Stock issuable upon exercise of certain Series B Warrants issued in connection with a private offering of the Issuer in January 2026 (the "Series B Warrants"); (iv) 312,500 shares of Common Stock issuable upon exercise of certain Tranche A Warrants issued in connection with an underwritten offering of the Issuer in June 2023 (the "Tranche A Warrants"); and (v) 312,500 shares of Common Stock issuable upon exercise of certain Tranche B Warrants issued in connection with the underwritten offering of the Issuer in June 2023 (the "Tranche B Warrants"). All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The Series A Warrants, Series B Warrants, Tranche A Warrants and Tranche B Warrants all contain provisions preventing the warrants from being exercised if such exercise would result in the holder obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon full exercise of all the warrants, without giving effect to the blocking provisions.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,886,469; shared voting power 0; sole dispositive power 1,886,469; shared dispositive power 0; aggregate amount beneficially owned 1,886,469 (9.99% of the class)
  Comment: The number represents (i) 252,294 shares of Common Stock of the Issuer, (ii) 302,752 shares of Common Stock issuable upon exercise of the Series A Warrants; (iii) 706,423 shares of Common Stock issuable upon exercise of the Series B Warrants; (iv) 312,500 shares of Common Stock issuable upon exercise of the Tranche A Warrants; and (v) 312,500 shares of Common Stock issuable upon exercise of the Tranche B Warrants. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The Series A Warrants, Series B Warrants, Tranche A Warrants and Tranche B Warrants all contain provisions preventing the warrants from being exercised if such exercise would result in the holder obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon full exercise of all the warrants, without giving effect to the blocking provisions.
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 127,420; shared voting power 0; sole dispositive power 127,420; shared dispositive power 0; aggregate amount beneficially owned 127,420 (9.99% of the class)
  Comment: The number represents (i) 25,484 shares of Common Stock of the Issuer, (ii) 30,581 shares of Common Stock issuable upon exercise of the Series A Warrants; and (iii) 71,355 shares of Common Stock issuable upon exercise of the Series B Warrants. All securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The Series A Warrants and Series B Warrants all contain provisions preventing the warrants from being exercised if such exercise would result in the holder obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon full exercise of all the warrants, without giving effect to the blocking provisions.
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 127,420; shared voting power 0; sole dispositive power 127,420; shared dispositive power 0; aggregate amount beneficially owned 127,420 (9.99% of the class)
  Comment: The number represents (i) 25,484 shares of Common Stock of the Issuer, (ii) 30,581 shares of Common Stock issuable upon exercise of the Series A Warrants; and (iii) 71,355 shares of Common Stock issuable upon exercise of the Series B Warrants. All securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The Series A Warrants and Series B Warrants all contain provisions preventing the warrants from being exercised if such exercise would result in the holder obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon full exercise of all the warrants, without giving effect to the blocking provisions.

## Item 1. Issuer
Name of issuer: Clene Inc.
Address of issuer's principal executive offices: 6550 South Millrock Drive, Suite G50, Salt Lake City, Utah, 84121

## Item 2. Person Filing
Name of person filing:
(i) Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and
(ii) Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
(iii) Vivo Opportunity Cayman Fund, L.P. a Cayman Islands limited partnership; and
(iv) Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
Address of principal business office or, if none, residence:
(i) Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and
(ii) Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
(iii) Vivo Opportunity Cayman Fund, L.P. a Cayman Islands limited partnership; and
(iv) Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
Citizenship:
(i) Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and
(ii) Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
(iii) Vivo Opportunity Cayman Fund, L.P. a Cayman Islands limited partnership; and
(iv) Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.

The address of the principal business office of the Reporting Persons is 192 Lytton Avenue, Palo Alto, CA 94301.

## Item 4. Ownership
Amount beneficially owned:
Vivo Opportunity, LLC may be deemed to beneficially own an aggregate of 1,886,469 shares of the Issuer's securities, consisting of (i) 252,294 shares of Common Stock of the Issuer, (ii) 302,752 shares of Common Stock issuable upon exercise of the Series A Warrants; (iii) 706,423 shares of Common Stock issuable upon exercise of the Series B Warrants; (iv) 312,500 shares of Common Stock issuable upon exercise of the Tranche A Warrants; and (v) 312,500 shares of Common Stock issuable upon exercise of the Tranche B Warrants. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

Vivo Opportunity Cayman, LLC may be deemed to beneficially own an aggregate of 127,420 shares of the Issuer's securities, consisting of (i) 25,484 shares of Common Stock of the Issuer, (ii) 30,581 shares of Common Stock issuable upon exercise of the Series A Warrants; and (iii) 71,355 shares of Common Stock issuable upon exercise of the Series B Warrants. All securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.

The Series A Warrants, Series B Warrants, Tranche A Warrants and Tranche B Warrants all contain provisions preventing the warrants from being exercised if such exercise would result in the holder obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon full exercise of all the warrants, without giving effect to the blocking provisions.
Percent of class:
Vivo Opportunity Fund Holdings, L.P.: 9.99%
Vivo Opportunity, LLC: 9.99%
Vivo Opportunity Cayman Fund, L.P.: 9.99%
Vivo Opportunity Cayman, LLC: 9.99%
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 1,886,469 shares
Vivo Opportunity, LLC: 1,886,469 shares
Vivo Opportunity Cayman Fund, L.P.: 127,420 shares
Vivo Opportunity Cayman, LLC: 127,420 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 1,886,469 shares
Vivo Opportunity, LLC: 1,886,469 shares
Vivo Opportunity Cayman Fund, L.P.: 127,420 shares
Vivo Opportunity Cayman, LLC: 127,420 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (05/12/2026)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (05/12/2026)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity Cayman, LLC, General Partner (05/12/2026)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (05/12/2026)